Exhibit 1

U.S. GAAP

August 4, 2003

Condensed Statements of Consolidated Financial Results
For the Three Months Ended June 30, 2003

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Ehime, Tokyo

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director (Tel: +81-3-3348-2424)

Application of GAAP:	U.S. GAAP

Summary of Consolidated Financial Results for the Three Months Ended June 30, 2002 and 2003, and for the Year Ended March 31, 2003

1.   Consolidated Operating Results

	Millions of Yen Except Percentages

	Three Months Ended June 30,				Year Ended March 31,

	2002		2003		2003
	Amount	Change	Amount	Change	Amount	Change

Gross revenue	¥9,603	—%	¥10,330	7.57%	¥40,080	19.47%
Income before income taxes	2,198	—	2,560	16.47	9,100	5.79
Net income	1,227	—	1,456	18.66	5,176	7.81

	Yen

	Three Months Ended June 30,		Year Ended March 31,

	2002	2003	2003

Net income per share:
Basic	¥9.44	¥11.51	¥40.15
Diluted	8.77	10.64	37.24

Notes:	(1)	Net losses from affiliates under the equity method was ¥5 million for the three months ended June 30, 2002, ¥17 million for the three months ended June 30, 2003 and ¥17 million for the year ended March 31, 2003.
	(2)	The average number of outstanding shares was 129,996,708 shares for the three months ended June 30, 2002, 126,486,788 shares for the three months ended June 30, 2003 and 128,920,040 shares for the year ended March 31, 2003.
	(3)	On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted for the stock split.
	(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the previous corresponding period.

2.   Consolidated Balance Sheets Highlights

	Millions of Yen Except Per Share Data and Percentages

	June 30,		March 31,

	2002	2003	2003

Total assets	¥184,126	¥200,520	¥206,574
Shareholders’ equity	43,361	46,773	45,597
Shareholders’ equity per share (Yen)	335.04	369.78	360.57
Ratio of shareholders’ equity to total assets (%)	23.55%	23.33%	22.07%

Notes:	(1)	The number of outstanding shares was 129,420,244 shares on June 30, 2002, 126,488,288 shares on June 30, 2003 and 126,459,540 shares on March 31, 2003.
	(2)	On May 20, 2003, NISSIN completed a two-for-one stock split. Shareholders’ equity per share and the number of outstanding shares disclosed herein reflect such split.

3.   Consolidated Cash Flow

	Millions of Yen

	Three Months Ended June 30,		Year Ended March 31,

	2002	2003	2003

Net cash provided by operating activities	¥ 4,597	¥ 3,874	¥ 21,315
Net cash used in investing activities	(9,101)	(824)	(36,658)
Net cash provided by (used in) financing activities	2,095	(6,257)	21,839
Cash and cash equivalents at end of period	14,707	20,405	23,612

4.   Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries: Non-consolidated subsidiaries accounted for under the equity method: Affiliates accounted for under the equity method:	4 companies None 4 companies

5.   Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries: Formerly consolidated subsidiaries: Affiliates newly accounted for under the equity method: Affiliates formerly accounted for under the equity method:	1 company None None 1 company

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1.   CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	Three Months Ended			Three Months Ended
	June 30,			June 30,

	2002	2003	Change	2003

Interest income:
Loans	¥9,242	¥9,843	¥601	$82,162
Other	67	395	328	3,297

Total interest income	9,309	10,238	929	85,459
Interest expense:
Borrowings	976	952	(24)	7,947
Other	12	22	10	184

Total interest expense	988	974	(14)	8,131

Net interest income	8,321	9,264	943	77,328

Provision for loan losses	2,890	3,718	828	31,035

Net interest income after provision for loan losses	5,431	5,546	115	46,293
Non-interest income:
(Loss) gain on investment securities, net	(92)	4	96	33
Commission income	341	—	(341)	—
Rents, dividends and other	45	88	43	735

Total non-interest income	294	92	(202)	768

Non-interest expense:
Salaries and employee benefits	1,521	1,723	202	14,382
Occupancy, furniture and equipment	559	500	(59)	4,174
Advertising	157	33	(124)	275
Other general and administrative expenses	1,032	895	(137)	7,471
Loss on sale and impairment of long-lived assets, net	(5)	(92)	(87)	(768)
Impairment of investment in affiliates	179	—	(179)	—
Other	24	19	(5)	158
Minority interest	60	—	(60)	—

Total non-interest expense	3,527	3,078	(449)	25,692

Income before income taxes	2,198	2,560	362	21,369

Income taxes	971	1,104	133	9,215

Net income	¥1,227	¥1,456	¥229	$12,154

				U.S. Dollars
	Yen			(Note 1)

Per share data	2002	2003		2003

Net income — basic	¥ 9.44	¥ 11.51		$0.10
— diluted	8.77	10.64		0.09

Weighted average shares outstanding	2002	2003		2003

Basic (000’s)	129,997	126,487		126,487
Diluted (000’s)	142,736	139,226		139,226

See accompanying summary of significant accounting polices and notes to consolidated financial statements

U.S. GAAP

2.   CONSOLIDATED BALANCE SHEETS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)

	March 31, 2003	June 30, 2003	June 30, 2003

	(Audited)	(Unaudited)	(Unaudited)
ASSETS

Cash and cash equivalents	¥ 23,612	¥ 20,405	$170,326
Deposit of restricted cash in bank	223	218	1,820
Loans receivable, net	166,977	164,419	1,372,446
Purchased loans receivable, net	2,946	3,099	25,868
Interest receivable	1,177	1,122	9,366
Investment securities	2,234	2,191	18,289

Property and equipment:
Land	947	947	7,905
Buildings and structures	1,074	1,055	8,806
Equipment and software	4,318	4,356	36,361

	6,339	6,358	53,072
Accumulated depreciation and amortization	(2,223)	(2,207)	(18,422)

	4,116	4,151	34,650

Investment in affiliates	742	725	6,052

Deferred income taxes	2,184	2,018	16,845

Other assets	2,363	2,172	18,128

Total assets	¥206,574	¥200,520	$1,673,790

LIABILITIES AND SHAREHOLDERS’ EQUITY

Commercial paper	¥ 2,400	¥ 2,800	$23,373
Short-term borrowings from banks	3,200	2,100	17,529
Accrued income taxes	2,925	1,116	9,316
Accrued expenses	521	356	2,972
Long-term borrowings from banks and other	107,095	107,245	895,200
Straight bonds	31,500	26,500	221,202
Convertible bond	10,000	10,000	83,472
Capital lease obligations	1,914	1,979	16,519
Accrued retirement benefits	336	334	2,788
Other liabilities	1,086	1,317	10,993

Total liabilities	160,977	153,747	1,283,364

Minority interests	—	—	—

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock	6,611	6,611	55,184
Additional paid-in capital	8,462	8,461	70,626
Retained earnings	33,275	34,193	285,417
Cumulative other comprehensive income	70	316	2,638
Less treasury stock, at cost	(2,821)	(2,808)	(23,439)

Total shareholders’ equity	45,597	46,773	390,426

Total liabilities and shareholders’ equity	¥206,574	¥200,520	$1,673,790

See accompanying summary of significant accounting polices and notes to consolidated financial statements

U.S. GAAP

3.   CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	Three Months Ended		Three Months Ended
	June 30,		June 30,

	2002	2003	2003

Operating Activities
Net income	¥ 1,227	¥ 1,456	$12,154
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	250	215	1,795
Amortization of debt issuance costs	63	67	559
Amortization of loan origination costs	162	195	1,628
Amortization of cap option premium	27	—	—
Losses on sale and impairment of long-lived assets, net	(6)	(92)	(768)
Provision for loan losses	2,890	3,718	31,035
Losses on investment securities, net	92	(4)	(33)
Equity in losses of affiliates	—	17	142
Impairment of investment in affiliates	179	—	—
Minority interest	60	—	—
Changes in assets and liabilities:
Interest receivable	1	55	459
Accrued expenses and income taxes	(1,299)	(1,976)	(16,494)
Other liabilities	951	223	1,860

Net cash provided by operating activities	4,597	3,874	32,337

Investing Activities
Cash used for loan originations, net of principal collections	(7,201)	(1,292)	(10,785)
Purchases of distressed loans	—	(687)	(5,735)
Proceeds from principal collections of distressed loans	47	471	3,932
Purchases of investment securities	(153)	(304)	(2,538)
Proceeds from sale of investment securities	561	768	6,411
Investment in affiliated company	(410)	—	—
Purchases of property and equipment	(293)	(40)	(334)
Proceeds from sales of property and equipment	22	357	2,980
Changes in other assets	(1,674)	(97)	(809)

Net cash used in investing activities	(9,101)	(824)	(6,878)

Financing Activities
Proceeds from short-term debts	2,420	3,900	32,554
Repayment of short-term debts	(215)	(4,600)	(38,397)
Proceeds from long-term debts	15,330	12,900	107,680
Repayment of long-term debts	(13,583)	(17,750)	(148,163)
Restricted deposit	—	5	42
Payment of capital lease obligations	(214)	(186)	(1,553)
Repurchases of stock warrants	—	(2)	(17)
Purchases of treasury stock, net	(1,230)	14	117
Dividends paid	(413)	(538)	(4,491)

Net cash provided by (used in) financing activities	2,095	(6,257)	(52,228)

Net decrease in cash and cash equivalents	(2,409)	(3,207)	(26,769)
Cash and cash equivalents at beginning of period	17,116	23,612	197,095

Cash and cash equivalents at end of period	¥ 14,707	¥ 20,405	$170,326

See accompanying summary of significant accounting polices and notes to consolidated financial statements

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and fluctuation of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of distribution channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that requires one or more guarantees from third party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On July 11, 2001, NISSIN invested ¥500 million to establish Nissin Servicer Co., Ltd., a wholly-owned subsidiary. Nissin Servicer Co., Ltd. was established to acquire and service non-performing loans from banks or other financial institutions in Japan.

On April 25, 2003, NISSIN invested ¥10 million ($83 thousand) to establish Nissin Insurance Co., Ltd., a wholly-owned subsidiary. Nissin Insurance Co., Ltd. was established as an agency of major life or non-life insurance companies in Japan.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries, Nissin Servicer Co., Ltd., Big Apple Co., Ltd., Nissin Credit Guarantee Co., Ltd. (formerly Shiq Consulting Co., Ltd., whose name was changed on April 24, 2003) and Nissin Insurance Co., Ltd. (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on June 30, 2003, which was ¥119.80 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2003 contained in NISSIN’s Annual and Transition Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

U.S. GAAP

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the condensed consolidated financial statements. In particular, significant estimates are made regarding the Company’s allowance for loan losses. Actual results could differ from estimates, resulting in material charges to income.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-three months.

(b) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge-off loan balances and cease accrual of interest as follows:

Consumer loans and Business Timely loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Small business owner loans and Wide loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges-off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

U.S. GAAP

Secured loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c)   Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written-off once the Company deems the loan uncollectible.

However, for the loans that the Company reasonably estimates the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loan receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2003 and June 30, 2003, approximately ¥257 million and ¥279 million ($2,329 thousand) in book value of loans was accounted for under the implied interest rate, respectively.

(d)   Guarantees

In November 2002, Financial Accounting Standards board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, which clarifies the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies”, relating to a guarantor’s accounting for and disclosure of certain guarantees issued. FIN No. 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. In the normal course of business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(e)   Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings.

(f)   Earnings Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with Japanese GAAP. On May 21, 2001, NISSIN completed a three-for-one stock split. On May 21, 2002 and May 20, 2003, NISSIN completed a two-for-one stock split, respectively. All share information disclosed has been restated to reflect such splits.

U.S. GAAP

3.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not believe that the adoption of FAS No. 150 has an impact on the Company’s results of operations and financial position.

4.   LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2003 and June 30, 2003:

				Thousands of
	Millions of Yen			U.S. Dollars

	March 31, 2003	June 30, 2003	Change	June 30, 2003

Consumer loans	¥ 40,938	¥ 38,980	¥ (1,958)	$325,376
Wide loans	63,993	63,293	(700)	528,322
Small business owner loans	53,915	54,785	870	457,304
Business Timely loans	17,303	17,127	(176)	142,963
Secured and other loans	1,623	1,548	(75)	12,922

Total loans outstanding	177,772	175,733	(2,039)	1,466,867
Allowance for loan losses	(11,827)	(12,452)	(625)	(103,940)
Deferred origination costs	1,032	1,138	106	9,499

Balance at end of period	¥166,977	¥164,419	¥(2,558)	$1,372,446

5.   ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses for the three months ended June 30, 2002 and 2003 is as follow:

				Thousands of
	Millions of Yen			U.S. Dollars

	Three Months Ended June 30,			Three Months Ended
	2002	2003	Change	June 30, 2003

Balance at beginning of period	¥ 8,831	¥11,827	¥2,996	$98,723
Provision for loan losses	2,890	3,655	765	30,509
Charge-offs, net of recoveries	(2,077)	(3,030)	(953)	(25,292)

Balance at end of period	¥9,644	¥12,452	¥2,808	$103,940

6.   INTEREST INCOME

The following is a summary of interest income from loans receivable for the three months ended June 30, 2002 and 2003:

	Millions of Yen			Thousands of U.S. Dollars

	Three Months Ended June 30,			Three Months Ended
	2002	2003	Change	June 30, 2003

Consumer loans	¥3,039	¥ 2,571	¥(486)	$21,461
Wide loans	3,128	3,414	286	28,497
Small business owner loans	2,082	2,884	802	24,073
Business Timely loans	1,094	1,122	28	9,366
Secured and other loans	61	47	(14)	393

Total interest revenue from loans receivable	9,404	10,038	634	83,790
Less: Amortization of loan origination costs	(162)	(195)	(33)	(1,628)
Purchased loans and other	67	395	328	3,297

Total interest income	¥9,309	¥10,238	¥ 929	$85,459

U.S. GAAP

7.   PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd., a wholly-owned subsidiary, purchases distressed loans from financial institutions and services these loans. As of June 30, 2003, purchased loans were as follows:

	Millions of Yen

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	¥680,871	¥3,765	¥471	¥395	¥2	¥193	¥3,099

	Thousands of U.S. Dollars

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	$5,683,397	$31,427	$3,931	$3,297	$17	$1,611	$25,868

8.   CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income was ¥1,229 million and ¥1,702 million ($14,207 thousand) for the three months ended June 30, 2002 and 2003, respectively. The components of other comprehensive income were as follows:

			Thousands of U.S.
	Millions of Yen		Dollars

	Three Months Ended June 30,		Three Months Ended
	2002	2003	June 30, 2003

Decrease in unrealized losses on cash flow hedging instruments	¥25	¥—	$—
(Decrease) increase in net unrealized gain on investments in securities	(23)	246	2,053

Total other comprehensive income	¥2	¥246	$2,053

9.   STOCK-BASED COMPENSATION

The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, because the exercise price of the Company’s employee stock options is the fair market value of the underlying stock on the date of grant, the Company recognizes no compensation expense at the time of the grant. In addition, the Company does not recognize compensation expense for its employee stock purchase plan, since it qualifies as a non-compensatory plan under APB Opinion No. 25.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.’’ SFAS No. 148 amended the disclosure requirements of SFAS No. 123 to require disclosures in the notes to both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The stock-based compensation plan disclosures required by SFAS No. 123 and SFAS No. 148 are provided in this Note and in the Company’s Annual and Transition Report on Form 20-F for the year ended March 31, 2003 in Note 2(n) to Consolidated Financial Statements.

The following table reflects stock-based employee compensation cost arising out of the grants for the three months ended June 30, 2002 and 2003. In addition, the following table also reflects on a pro forma basis the Company’s net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant under the Company’s stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects compensation expense over the vesting period of the grant, which is generally two or three years.

U.S. GAAP

			Thousands of U.S.
	Millions of Yen		Dollars

	Three Months Ended June 30,		Three Months Ended
	2002	2003	June 30, 2003

Stock amortization included in net income, as reported	¥—	¥—	$—
Net income, as reported	1,227	1,456	12,154
Deduct: Pro forma stock-based compensation expense determined under fair value method	26	27	226

Pro forma net income	¥1,201	¥1,429	$11,928

	Yen		U.S. Dollars

	2002	2003	2003

Net income per common share:
As reported—basic	¥9.44	¥11.51	$0.10
As reported—assuming dilution	8.77	10.64	0.09

	Yen		U.S. Dollars

	2002	2003	2003

Net income per common share:
Pro forma—basic	¥9.24	¥11.30	$0.09
Pro forma—assuming dilution	8.59	10.44	0.09

The fair value of stock options and warrants granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended June 30,
	2002	2003

Risk-free interest rate	0.5%	0.5%
Expected lives	2 years	3 years
Expected volatility	50%	40%
Dividend yield	1.5%	1.5%
Weighted-average fair value of grant per share (Yen)	¥171.4	¥66.7

10.     COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to Consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines as of March 31, 2003 and June 30, 2003 and are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	June 30, 2003	June 30, 2003

Unfunded credit lines with loans outstanding	¥ 7,221	¥ 7,077	$59,074
Unfunded credit lines without any loans outstanding	28,706	29,617	247,220

Total unfunded credit lines	¥35,927	¥36,694	$306,294

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate

U.S. GAAP

documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the three months ended June 30, 2002 and 2003, approximately ¥13 million and ¥27 million ($225 thousand) in interest income was refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to perform as a guarantor for the loans for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are not required a guarantor nor collateral. The Company maintains a reserve for estimated guarantee losses.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loan: NISSIN guarantees 100% of borrowings by customers for 3S loan and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans for which payments are 14 days or more delinquent. 3S loan represents an unsecured loan that requires one or more guarantees from third party individuals with an income source separate from the customer, and is designed for small or middle size corporations. The Company maintains a reserve for estimated guarantee losses.

Business loan: NISSIN guarantees 10% of borrowings by customers for Business loan and receives 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans for which payments are 90 days or more delinquent. Business loan represents unsecured loans designed for small or middle size corporations. The Company maintains a reserve for estimated guarantee losses.

As of March 31, 2003 and June 30, 2003, NISSIN guaranteed borrowings and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	June 30, 2003	June 30, 2003

Guaranteed borrowings	¥1,504	¥1,544	$12,888
Reserve for guarantee losses	9	18	150

During the three months ended June 30, 2002 and 2003, NISSIN paid the related administration expenses and other, as discussed above, and received guarantee fees as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Three Months Ended June 30,		Three Months Ended
	2002	2003	June 30, 2003

Guarantee fees received	¥ 1	¥ 63	$526
Administration expenses and other paid	(9)	(20)	(167)

Net guarantee fees received	¥(8)	¥ 43	$359

During the three months ended June 30, 2002, NISSIN made no payment as a guarantor for the borrowings. During the three months ended June 30, 2003, as a result of contractual commitments, NISSIN paid ¥2 million ($17 thousand) as a guarantor for the borrowings.

U.S. GAAP

11.     SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the three months ended June 30, 2002 and 2003 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Three Months Ended June 30,		Three Months Ended June 30,
	2002	2003	2003

Property and equipment obtained under capital leases	¥852	¥267	$2,229

12.     SEGMENT INFORMATION

The Company has historically operated as a single segment, consisting of consumer and related other loans to individuals. Included in this segment are consumer, Wide, Business Timely, small business owner, secured and other loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd., to acquire and service non-performing debts from banks or other financial institutions in Japan. Nissin Servicer Co., Ltd. is being operated as a separate segment but does not qualify as a separate reportable segment under SFAS No. 131. All operating activities are currently conducted exclusively in Japan. Selected information for our segments is as follows:

	Millions of Yen

	Consumer and
	Ordinary Loans	Other	Total

Three months ended June 30, 2002
Interest income	¥9,242	¥ 67	¥ 9,309
Interest expense	988	—	988
Provision for loan losses	2,890	—	2,890
Net income	1,173	54	1,227

Three months ended June 30, 2003
Interest income	¥9,843	¥395	¥10,238
Interest expense	956	18	974
Provision for loan losses	3,655	63	3,718
Net income	1,371	85	1,456

	Thousands of U.S. Dollars

	Consumer and
	Ordinary Loans	Other	Total

Three months ended June 30, 2003
Interest income	$82,162	$3,297	$85,459
Interest expense	7,981	150	8,131
Provision for loan losses	30,509	526	31,035
Net income	11,444	710	12,154

U.S. GAAP

13.     SUBSEQUENT EVENT

Upon approval at the Annual Shareholders’ Meeting held on June 24, 2003, NISSIN granted share subscription rights to directors and certain employees on July 16, 2003. Under this stock option plan, options to purchase common stock of 1,350 thousand shares were granted at the exercise price of ¥532 ($4.44) per share, which was priced at 110% of the monthly averaged closing price of June 2003, and are exercisable from August 1, 2003 and expire on July 31, 2006 or upon termination of employment with NISSIN. On July 16, 2003, the closing price of NISSIN’s stock on the Tokyo Stock Exchange was ¥492 ($4.11) per share.